UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Home Point Capital Inc.
(Name of Subject Company)

Home Point Capital Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0000000072 per share
(Title of Class of Securities)

43734L106
(CUSIP Number of Class of Securities)

Jean Weng
General Counsel and Corporate Secretary
Home Point Capital Inc.
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
(888)616-6866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Lee
Joshua N. Korff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended and together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) previously filed with the Securities and Exchange Commission (the “SEC”) by Home Point Capital Inc., a Delaware corporation (the “Company” or “Home Point”) on May 26, 2023.

The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) for all of the outstanding shares of common stock of Home Point, par value $0.0000000072 per share (the “Shares”), filed by Heisman Merger Sub, Inc. (“Acquisition Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper, for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment is being filed to reflect certain updates as set forth below.

Explanatory Note:

On June 2, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Home Point Capital Inc., et al., Case No. 1:23-cv-04676 (S.D.N.Y.) (the “O’Dell Complaint”). On June 6, 2023, Matthew Jones, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Jones v. Home Point Capital Inc., et al., Case No. 1:23-cv-04747 (S.D.N.Y.) (the “Jones Complaint”). Also on June 6, 2023, John Thompson, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Thompson v. Home Point Capital Inc., et al., Case No. 1:23-cv-00618 (D. Del.) (the “Thompson Complaint”). On June 8, 2023, Richard Lawrence, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Lawrence v. Home Point Capital Inc., et al., Case No. 1:23-cv-04838 (S.D.N.Y.) (the “Lawrence Complaint” and collectively with the O’Dell Complaint, the Jones Complaint and the Thompson Complaint, the “Complaints”). In each of the Complaints, the purported stockholders allege that the Schedule 14D-9 contains certain materially misleading omissions in violation of Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder. The Complaints seek various remedies, including an order enjoining the defendants from proceeding with the Transactions, requiring the defendants to disclose allegedly material information that was allegedly omitted from the Schedule 14D-9, rescinding the Transactions in the event that they are consummated or granting rescissory damages, awarding costs, including attorneys’ and expert fees and expenses, and granting such other and further relief as the court may deem just and proper. Additionally, between June 6, 2023 and June 25, 2023, twelve purported stockholders sent correspondence to the Company alleging insufficiencies in the disclosures in the Schedule 14D-9 and demanding supplemental disclosures related thereto (the “Demand Letters” and collectively with the Complaints, the “Stockholder Claims”).

The Company believes that the allegations in the Stockholder Claims lack merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, in order to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense, risks, and uncertainties inherent in defending such actions, and without admitting any liability or wrongdoing, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures, which also include certain clarifying supplemental disclosures unrelated to the Stockholder Claims, shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company and the other named defendants specifically deny that they have committed or assisted others in committing any violations of law, further deny all allegations in the Stockholder Claims that any disclosure was or is required or material, and expressly maintain that, to the extent applicable, they have complied with their respective legal obligations.

The Company is supplementing the Schedule 14D-9 with certain additional information set forth below. These disclosures should be read in connection with the Schedule 14D-9, which should be read in its entirety and is on the SEC’s website at http://www.sec.gov, along with periodic reports and other information filed with the SEC. All page references are to pages in the Schedule 14D-9, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. For clarity, new text is highlighted with bold text and deleted text is highlighted with ~~crossed-out text~~.

Item 2.	Identity and Background of Filing Person.

Item 2 “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately following the eighth paragraph of the section titled “Tender Offer,” the following paragraphs:

“On July 24, 2023, Mr. Cooper and Acquisition Sub announced an extension of the Expiration Date until 5:00 p.m., Eastern Time, on Monday, July 31, 2023, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on Friday, July 21, 2023.

Equiniti Trust Company, in its capacity as depository and paying agent for the Offer, has advised Acquisition Sub that, as of 5:00 p.m., Eastern Time, on July 21, 2023, approximately 136,198,462 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 98.3% of the outstanding Shares.

The press release issued by Mr. Cooper announcing the extension of the Offer is filed as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.”

Item 4.	The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the bold text to the first sentence in the first paragraph under the section titled “Future Arrangements” on page 12 as follows:

It is possible that Continuing Employees, including the executive officers or directors of Home Point, will enter into new compensation arrangements with Mr. Cooper or its affiliates.

2. By adding the bold text to the below paragraph under the section titled “Background of the Offer and the Merger” on page 17 as follows:

Following the September 9 Board Meeting, at the direction of the Home Point Board, Houlihan Lokey contacted 27 parties, which consisted of mortgage servicers/originators, real estate investment trusts, asset managers and banking institutions, including Mr. Cooper, to explore such parties’ interest in a strategic transaction with Home Point. As a result of this outreach, Home Point entered into confidentiality agreements with 15 parties, including Mr. Cooper, Party A, Party B, a real estate investment trust, Party C, a real estate investment trust, Party D, a mortgage servicer/originator, and Party E, a real estate investment trust, in each case to facilitate discussion, each of which included a customary standstill provision that terminated upon Home Point’s entry into the Merger Agreement. Those 15 parties were provided with access to non-public information regarding Home Point, and representatives of 13 parties attended presentations by Home Point’s management regarding Home Point’s business.

3. By adding the bold text to the below paragraph under the section titled “Background of the Offer and Merger” on page 24 as follows:

Following discussion regarding Home Point’s engagement with Mr. Cooper and Party B, members of Home Point management described the current status of Home Point’s mortgage origination business and related industry and market trends. The Home Point Board discussed with members of Home Point management the current challenges associated with Home Point’s origination business, including competitive pressures facing the business’s cost structure and discussed the strengths and weaknesses of retaining the origination business relative to selling or winding down the origination business in light of the challenging market environment for residential mortgage origination. Members of Home Point Management also discussed with the Home Point Board a financial forecast illustrating Home Point’s business and expected financial performance after taking into account a potential sale of Home Point’s origination business. The financial forecast took into consideration certain risks and uncertainties inherent in the mortgage origination and servicing industry and the impact such risks and uncertainties could have on the Home Point’s business and expected financial performance. Members of Home Point management proceeded to discuss with the Home Point Board a potential transaction whereby Home Point would sell its mortgage origination business to The Loan Store, Inc. (“The Loan Store”) in exchange for the assumption of certain liabilities and an equity interest in The Loan Store (the “Originator Sale”). Following a discussion regarding the Originator Sale,

4. By adding the bold text to the below paragraph under the section titled “Background of the Offer and the Merger” on page 25 as follows:

On April 16, 2023, Home Point received a revised indication of interest from Mr. Cooper contemplating an acquisition of Home Point with consideration amounting to $2.25 in cash per share of Home Point common stock (the “Initial April 16 Mr. Cooper Indication of Interest”). The Initial April 16 Mr. Cooper Indication of Interest set forth certain other transaction terms, including Mr. Cooper’s expectation that Mr. Cooper would acquire a portion of Home Point’s mortgage servicing rights through a forward sale in connection with Mr. Cooper’s acquisition of Home Point’s equity to utilize certain deferred tax assets and that Mr. Cooper was prepared to complete its confirmatory diligence in 30 days conditioned on the validation of certain deal structuring assumptions and Home Point’s balance sheet position including the need and cost to retain a core team following the closing of the transaction. Following a discussion between representatives of Houlihan Lokey and representatives of Mr. Cooper, representatives of Mr. Cooper submitted a further revised indication of interest (the “April 16 Mr. Cooper Indication of Interest”) clarifying that it was prepared to complete confirmatory diligence and be in a position to execute definitive transaction documentation before May 15, 2023, with the other terms of the Initial April 16 Mr. Cooper Indication of Interest remaining unchanged.

5. By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “Certain Financial Projections” on page 36 as follows:

The Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, many of which are beyond Home Point’s control. The Forecasts also took into consideration certain risks and uncertainties inherent in the mortgage origination and servicing industry and the impact such risks and uncertainties could have on Home Point’s business and expected financial performance. Further, because ~~Because~~ the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Home Point’s business and its results of operations.

6. By removing the table included in the section titled “Certain Financial Projections” on page 37 in its entirety and replacing it with the following table:

The Forecasts for the applicable fiscal years are summarized below (in millions):

	2023	2024	2025
Origination & Corporate Revenue	$3.7	$0.9	$0.1
Origination & Corporate Expense	$(81.7)	$(32.8)	$(18.6)
Origination & Corporate Contribution(1)	$(78.0)	$(31.9)	$(18.5)
Servicing Revenue	$180.7	$122.9	$97.9
Servicing Expense	$(39.8)	$(35.1)	$(31.9)
Servicing Contribution(2)	$140.9	$87.8	$66.0
Interest Expense & Debt Issuance Cost Amort.	$(52.6)	$(33.0)	$(26.9)
Operating Income(3)	$10.3	$22.9	$20.7
Other Income (Expense)(4)	$(194.1)	$(11.9)	$(10.7)
Pre-Tax Income	$(183.8)	$11.0	$9.9
Net Income	$(138.5)	$8.1	$7.4

(1)	Origination & Corporate Revenue Contribution means origination and corporate revenue less origination and corporate expenses
(2)	Servicing Revenue Contribution means servicing revenue less servicing expenses
(3)	Operating Income means income before non-recurring expenses and mortgage servicing rights mark-to-market adjustments
(4)	Inclusive of MSR mark-to-market adjustments

7. By adding the bold text to the below paragraphs under the section titled “Financial Analyses” on pages 41-42 as follows and removing the table on pages 41-42 in its entirety and replacing them with the following tables:

Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included share price as a multiple of tangible book value per share.

The selected companies and corresponding multiples were:

	Market Capitalization ($ in millions)	Price / Tangible Book Value
Independent Mortgage Banks
Guild Holdings Company	$598	0.58x
loanDepot, Inc.	$545	0.58x
Ocwen Financial Corporation	$224	0.55x

Servicing-Focused REITs
Two Harbors Investment Corp.	$1,145	0.72x
Cherry Hill Mortgage Investment Corporation	$137	0.88x

Taking into account the results of the selected companies analysis and its experience and professional judgment, Houlihan Lokey applied selected multiple ranges of 0.55x to 0.75x to Home Point’s tangible book value as of March 31, 2023. The selected companies analysis indicated an implied value reference range per share of common stock of $1.86 to $2.53, as compared to the Offer Price of $2.33 per Share in the Transactions pursuant to the Merger Agreement.

Selected Transactions Analysis. Houlihan Lokey reviewed certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The financial data reviewed included transaction value as a multiple of tangible book value, and the selected transactions and corresponding multiples were:

Date Announced	Target	Acquiror	Transaction Value ($ in millions)	Transaction Value / Tangible Book Value
Feb 2021	AmeriHome Mortgage Company, LLC	Western Alliance Bank	$968	1.40x(1)
Nov 2018	Pacific Union Financial LLC	Mr. Cooper Group Inc.	$116	0.78x
May 2018	Franklin American Mortgage Company, Inc.	Citizens Bank, National Association	$511	1.05x
Feb 2018	PHH Corporation	Ocwen Financial Corporation	$361	0.65x
Jan 2017	Stonegate Mortgage Corporation	Home Point Capital L.P.	$210	0.83x
________
(1) Represents Tangible Book Value post cash-sweep of $276 million

Taking into account the results of the selected transactions analysis and its experience and professional judgment, Houlihan Lokey applied a multiple range of 0.60x to 0.80x to Home Point’s tangible book value as of March 31, 2023. The selected transactions analysis indicated an implied value reference range per share of common stock of $2.03 to $2.70, as compared to the Offer Price of $2.33 per Share in the Transactions pursuant to the Merger Agreement.

Discounted Cash Flow Analyses. Houlihan Lokey performed discounted cash flow analyses of Home Point (i) based on the Projections through the year ending December 31, 2024 and applying terminal multiples to Home Point’s estimated tangible book value as of December 31, 2024 and (ii) based on the Projections through the year ending December 31, 2025 and applying terminal multiples to Home Point’s estimated tangible book value as of December 31, 2025. Houlihan Lokey applied a range of terminal value multiples of 0.60x to 0.80x to Home Point’s estimated tangible book values as of December 31, 2024 and 2025, taking into account its experience and professional judgment and the results of its selected companies analysis, and discount rates ranging from 12.0% to 15.0% in both cases, taking into account its experience and professional judgment and an estimate of Home Point’s cost of equity capital. The analysis using the Projections through the year ending December 31, 2024 and Home Point’s estimated tangible book value as of December 31, 2024 indicated an implied value reference range per share of common stock of $1.60 to $2.23, and the analysis using the Projections through the year ending December 31, 2025 and Home Point’s estimated tangible book value as of December 31, 2025 indicated an implied value reference range per share of common stock of $1.42 to $2.03, in each case as compared to the Offer Price of $2.33 per Share in the Transactions pursuant to the Merger Agreement.

Additional Information about the Tender Offer and Where to Find It

This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the tender offer materials that Home Point, Mr. Cooper and Acquisition Sub filed with the SEC. At the time the tender offer was commenced, Mr. Cooper caused Acquisition Sub to file a tender offer statement on Schedule TO and Home Point filed a recommendation statement on Schedule 14D-9.

Stockholders and Investors are strongly advised to read these documents, including the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and any amendments or supplements thereto, as well as any other documents relating to the tender offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Investors are able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related offer materials with respect to the tender offer and the Merger, free of charge at the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at https://investors.homepoint.com.

Cautionary Statement Regarding Forward Looking Statements

This document and the exhibits hereto contain certain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the acquisition of Home Point by Mr. Cooper and any statements relating to the Home Point’s business and expected operating results, and the assumptions upon which those statements are based. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements.

Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks and uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated by forward-looking statements include, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of Home Point’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for Home Point will be made; (v) the possibility any or all of the that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and (vii) the effects of disruption from the transactions of Home Point’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. Home Point’s stockholders and investors should carefully consider the foregoing factors and the other risks and uncertainties that may affect Home Point’s business, including those listed under the heading “Risk Factors” in Home Point’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q, as such risk factors may be amended, supplemented, or superseded from time to time by other reports filed by Home Point with the Securities and Exchange Commission. Many of the important factors that will determine these results are beyond Home Point’s ability to control or predict. The Home Point’s stockholders and investors are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date thereof. Except as required under applicable law, Home Point does not assume any obligation to update or revise publicly these forward-looking statements.

Item 9.	Exhibits

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(1)(I)	Press Release issued by Mr. Cooper Group Inc. on July 24, 2023 (incorporated herein by reference to Exhibit (a)(1)(I) to Amendment No. 2 to the Schedule TO, filed on July 24, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Home Point Capital Inc.

	By:	/s/ William A. Newman
	Name:	William A. Newman
	Title:	President, Chief Executive Officer and Principal Financial Officer
Dated: July 24, 2023